

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2014

<u>Via E-mail</u>
Paul Laird
Chief Executive Officer
Diversified Resources, Inc.
1789 W. Littleton Blvd.
Littleton, CO 80120

> **Re: Diversified Resources, Inc.**
> **Item 4.01 Form 8-K**
> **Filed January 13, 2014**
> **File No. 333-175183**

Dear Mr. Laird:

We issued comments to you on the above captioned filing on January 15, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 6, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact me at (202) 551-3335 if you have any questions.

Sincerely,

/s/ Suying Li

Suying Li
Staff Accountant